PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "**Agreement**"), dated as of January 2, 2026, is entered into between Mario Tricarico Rosano, an individual ("**Seller**"), and Series DRM-001, a series of Dram Invest LLC, a Delaware series limited liability company ("**Purchaser**," and together with Seller, the "**Parties**", and each, a "**Party**").

WHEREAS, Seller owns one (1) bottle of Bowmore 1965 52-Years-Old Scotch (the "**Asset**"); and

WHEREAS, Seller has agreed to sell and transfer the Asset to Purchaser and Purchaser does hereby agree to purchase the Asset in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.   **Purchase and Sale of Asset; Purchase Price**. Subject to the conditions set forth in this Agreement, Seller agrees to sell and transfer and Purchaser agrees to purchase the Asset from the Seller at the price of $25,000.00 (the "**Purchase Price**").

2.   **Consideration**. The Purchase Price shall be payable in the form of a promissory note as attached hereto as <u>Exhibit A</u> in the sum of $25,000.00 (the "**Promissory Note**"), which shall be issued by the Purchaser to the Seller on the date hereof.

3.   **Representations and Warranties**.

        3.1   <u>Representation and Warranties of Seller</u>. Seller represents and warrants that: (i) this Agreement is a valid and binding obligation of Seller, enforceable in accordance with its terms; (ii) the execution, delivery, and performance of this Agreement by Seller, and the sale of the Asset, do not violate any laws, regulations, orders, decrees, or agreements binding upon or affecting Seller or this transaction; (iii) Seller has good and marketable title to the Asset and full authority to sell the Asset; (iv) there exists no lien, claim, charge, pledge, lease, hypothecation, security interest, or other interest in, or encumbrance on, against, or in connection with, the Asset, or any portion thereof; and (v) the Asset is of actual quality, provenance, authenticity, condition, and value as described or disclosed by Seller to Purchaser.

        3.2   <u>Representation and Warranties of Purchaser</u>. Purchaser represents and warrants that: (i) Purchaser is a series limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has undertaken all necessary corporate action to approve this transaction; (ii) this Agreement is a valid and binding obligation of Purchaser, enforceable in accordance with its terms; and (iii) the execution, delivery, and performance of this Agreement by Purchaser, and the purchase of the Asset do not violate any laws, regulations, orders, decrees, or agreements binding upon or affecting Purchaser or this transaction.

        3.3   <u>Representations and Warranties</u>. The representations and warranties of Seller in Section 3.1 and of Purchaser in Section 3.2 shall be true and correct as of the Closing Date (defined below).

4.   **Closing**.

        4.1   <u>Closing</u>. Subject to the terms and conditions of this Agreement, the consummation of this transaction contemplated by this Agreement shall take place remotely by exchange of documents and signatures (or their electronic counterparts) on the date hereof (the "**Closing Date**"). Upon Seller's delivery of the items set forth in Section 4.2 and Purchaser's delivery of the items set forth in Section 4.3, the Closing will be consummated, and Purchaser shall be deemed to have accepted delivery of the Asset. Title to and all risks of loss with respect to the Asset will pass from Seller to Purchaser upon the completion of the Closing in accordance with this Section 4.

4.2   <u>Closing Deliverables of Seller</u>. At the Closing, Seller shall deliver to Purchaser:

(a)   <u>Documents</u>. Such documents or instruments as Purchaser may reasonably request.

4.3   <u>Closing Deliverables of Purchaser</u>. At the Closing, Purchaser shall deliver to Seller:

(a)   <u>Promissory Note</u>. The Promissory Note as set forth in Section 2; and

(b)   <u>Other Documents</u>. Such other documents or instruments as Seller may reasonably request.

5.   **Covenants and Additional Agreements**.

5.1   <u>Sales Tax</u>. Should any sale and/or use tax be imposed on any part of this transaction, said tax shall be collected from Purchaser and remitted by Seller. It is also understood that Purchaser will become responsible for any use, ad valorem, and other taxes with respect to the ownership of the Asset for the periods after the Closing Date.

5.2   <u>Delivery of the Asset</u>. Delivery of the Asset shall be made as soon as practicable following the Closing.

6.   **Indemnification**. Seller shall indemnify and defend Purchaser and its affiliates, directors, officers, shareholders, employees, attorneys, agents, and other representatives from and against any and all demands, claims, actions, causes of action, proceedings, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including reasonable fees and disbursements of counsel), arising out of any breach of any representation, warranty, or covenant of this Agreement.

7.   **Confidential Information**. All non-public, confidential, or proprietary information of Seller, including, but not limited to, specifications, samples, patterns, designs, plans, drawings, documents, data, business operations, customer lists, pricing, discounts or rebates, disclosed by Seller to Purchaser, whether disclosed orally or disclosed or accessed in written, electronic, or other form or media, and whether or not marked, designated or otherwise identified as "confidential," in connection with this Agreement is confidential, solely for the use of performing this Agreement and may not be disclosed or copied unless authorized by Seller in writing. Upon Seller's request, Purchaser shall promptly return all documents and other materials received from Seller. Seller shall be entitled to injunctive relief for any violation of this Section. This Section shall not apply to information that is: (a) in the public domain; (b) known to the Purchaser at the time of disclosure; or (c) rightfully obtained by the Purchaser on a non-confidential basis from a third-party.

8.   **Force Majeure**. No Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations of Purchaser to issue the Promissory Note to Seller hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted Party's control, including, without limitation, the following force majeure events ("**Force Majeure Event(s)**"): (a) acts of God; (b) flood, fire, earthquake, explosion, or other potential disaster(s) or catastrophe(s) such as epidemics; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order, law, or actions; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) strikes, labor stoppages or slowdowns,

or other industrial disturbances; (h) shortage of adequate power or transportation facilities; and (i) other similar events beyond the reasonable control of the impacted Party. The impacted Party shall give notice within seven (7) days of the Force Majeure Event to the other Party, stating the period of time the occurrence is expected to continue. The impacted Party shall use reasonable efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized. The impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. In the event that the impacted Party's failure or delay remains uncured for a period of thirty (30) consecutive days following written notice given by it under this Section 8, either Party may thereafter terminate this Agreement upon seven (7) days' written notice.

9.   **Relationship to the Parties**. Nothing contained in this Agreement shall be construed as creating any agency, partnership, franchise, business opportunity, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever.

10.   **Miscellaneous**.

        10.1   Other Warranties. EXCEPT AS EXPRESSLY SET FORTH HEREIN, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE PHYSICAL CONDITION OF THE ASSET, OR ANY OTHER MATTER AND, IN PARTICULAR, SELLER MAKES NO EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

        10.2   Entire Agreement and Amendment. This Agreement (including the documents, exhibits, and instruments referred to herein) constitutes the entire understanding among the Parties with respect to the subject matter hereof, and supersedes all negotiations, prior discussions or other agreements, oral, or written with respect to its subject matter. This Agreement may only be amended or modified by the written agreement of the Parties.

        10.3   Termination. This Agreement may only be terminated by the mutual written agreement of both Parties.

        10.4   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Florida, without giving effect to the conflict of laws principles thereof. The parties agree that any action brought by either Party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each Party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the State of Florida.

        10.5   Fees and Costs. Each Party shall bear its own attorneys' fees and expenses in connection with the negotiation, preparation, and consummation of this Agreement.

        10.6   Assignment. This Agreement is not assignable by either Party except with the written consent of the other Party.

        10.7   Notices. Any notice to be given under this Agreement shall be deemed given when delivered by hand, via email (if to Purchaser and Seller, in each case, at 66 West Flagler Street, Suite 900, Miami, FL 33130; or on the third business day following the deposit of such notice in the U.S. mail, postage prepaid, first class, registered or certified mail, return receipt requested, addressed to the addresses set forth above.

        10.8   Survival of Obligations. All representations and warranties of the Parties set forth in this Agreement shall survive termination of this Agreement unless expressly waived by the Parties hereof.

10.9   Counterparts. This Agreement and any and all other documents or instruments referred to herein may be executed with counterpart signatures all of which taken together shall constitute an original without the necessity of all parties signing each document. This Agreement may also be executed by signatures to facsimile or electronic transmittal documents in lieu of an original or machine generated or copied document.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first above written.

PURCHASER:

SERIES DRM-001, a series of DRAM INVEST LLC

By: DRAM MANAGEMENT LLC, a Delaware limited liability company
By: Dram Invest Ltd., a Delaware corporation
Its: Sole Member

By: Signed by: Mario Tricarico Rosano 424FDAF978724E1... ________

Name: Mario Tricarico Rosano
Title: Chief Executive Officer

SELLER:

MARIO TRICARICO ROSANO, an individual

By: Signed by: Mario Tricarico Rosano 424FDAF978724E1... ________

Name: Mario Tricarico Rosano

EXHIBIT A

FORM PROMISSORY NOTE